SAMSON OIL & GAS LODGES DECEMBER 31, 2008 INTERIM FINANCIAL REPORT

Denver 0215 hours, Perth1715 hours March 13, 2009

Samson Oil & Gas Limited (NYSE Alternext US: SSN; ASX: SSN) today lodged its December 31, 2008 Interim Financial Report for the half year ended December 31, 2008. A copy of the report is available in full on the company’s website (www.samsonoilandgas.com).

Highlights
•	Positive cash flow from operations
•	Decrease in general and administration expenses of US$818,254 reflecting management’s commitment to reducing costs
•	Change in presentation currency to USD’s which better reflects the Company’s operations

Non-Cash Income
Movement in fair value of derivatives (gas hedges)
At 30 June 2008, the value of the Company’s gas hedges was a liability of US$1,977,389.  As a result of the decrease in prevailing gas prices at 31 December 2008, the value of those hedges was an asset of US$785,075.  This movement resulted in the Company recognizing non-cash income of US$2,762,464.

Movement in fair value of embedded derivative (Macquarie Bank options)
Each balance sheet date the value of the options granted to Macquarie Bank Limited as part of the convertible note issued in May 2006 are revalued.  As the result of the decline in Samson’s share price, the value of these options, recorded as a liability on the balance sheet, also decreased.  This movement led to the Company recording a non-cash gain of US$1,295,829 relating to the movement in the fair value of the embedded derivative.

Non-Cash Expenses
Impairment of oil and gas assets
The Company recognized US$20,699,022 in impairment losses as a result of the decrease in the discounted cash flow value of the Company’s reserves as measured at 31 December 2008. The losses are primarily attributable to the significant deterioration in the underlying forward commodity prices, which have fallen approximately 66% for oil and 54% for gas from the forward curve used in the 30 June 2008 reserve report.

Impairment of exploration assets
Given the current commodity prices, the Company reviewed its exploration assets carried at 31 December 2008 and impaired these assets, resulting in a non-cash charge to the income statement of US$4,597,052.  While the assets have been impaired, the Company has not relinquished any leases and will continue to reassess the value of these projects in the future.

Foreign exchange loss recognition
The Company recognized US$1,156,165 in foreign exchange losses, primarily relating to the valuation of the embedded derivative (the value of options issued to Macquarie Bank as part of the convertible note facility).

Interest expense
Included in the interest expense of US$1,309,431 is a non-cash interest accretion charge of US$488,934.  This is a result of the separation of the two components of the convertible notes being the debt portion and the value of the options issued to Macquarie Bank.

Continuing discussions with Macquarie Bank
Debt Covenant
As a result of the low commodity prices, at 31 December 2008, the Company was in violation of one of its covenants in relation to its convertible note with Macquarie Bank Limited.  The Company has requested a waiver from the bank in relation to this and the expectation is that a waiver will be granted based on the discussions that have undertaken are which are continuing.

Audio Conference
The management of Samson will be holding a conference call on Friday March 13 at 9am, USA Mountain Daylight Savings time/ 2am Eastern Standard Daylight Savings time in Australia.

Conference number from within the United States	1800 430 0714
Conference number from outside the United States	+1 303 248 9675

Guest participant code	524 3360

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Receipts are traded on the American Stock Exchange under the symbol "SSN", and each ADR represents 20 fully paid Ordinary Shares of Samson.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR Managing Director
Information contained in this report relating to hydrocarbon reserves was compiled by the Managing Director of Samson Oil & Gas Ltd.., T M Barr a Geologist who holds an Associateship in Applied Geology and is a fellow of the Australian Institute of Mining and Metallurgy who has 30 years relevant experience in the oil & gas industry.

Statements made in this press release that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.” In this press release, those statements relate to our expectations for the receipt of a waiver from Macquarie Bank as to our covenant violation.

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including the timing and terms of any such waiver, if granted.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's annual report to the U.S. Securities and Exchange Commission on Form 20-F for the fiscal year ended June 30, 2008, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.